DD 9/4/12



PUBLIC SEC SECUR[...] SSION

12062800

Mail Processing Section

AUG 2 9 2012

Washington DC 402

kg 9/13/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38756

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United American Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Ave.
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ali Granmayeh (212) 983-5822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 9/19/12

OATH OR AFFIRMATION

I, Ali Granmayeh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United American Securities, Inc., as of June 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOAN I. DILAURO
Notary Public, State of New York
No. 01DI4891849
Qualified in Nassau County
Commission Expires May 4, 20 15



Signature

Managing Director

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED AMERICAN SECURITIES, INC.

Statement of Financial Condition

June 30, 2012

[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT]

UNITED AMERICAN SECURITIES, INC.

Table of Contents
June 30, 2012

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
United American Securities, Inc.

We have audited the accompanying statement of financial condition of United American Securities, Inc. (the "Company") as of June 30, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of United American Securities, Inc., as of June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
August 28, 2012

UNITED AMERICAN SECURITIES, INC.

Statement of Financial Condition
June 30, 2012

ASSETS	
Cash and cash equivalents	$ 53,850
Receivables from clearing broker - including clearing deposit of $25,000	28,686
Receivables - investment advisory fees	351,362
Investment in associated partnership	88,189
Furniture, equipment, and leasehold improvements - net	24,730
Subordinated note receivable	150,000
Other assets	48,353
	$ 745,170
LIABILITIES AND STOCKHOLDERS' EQUITY	
Accounts payable, accrued expenses, and other liabilities	$ 37,089
Income taxes payable	1,739
Deferred tax liability - net	103,899
	142,727
Stockholders' Equity	
Common stock, $1.00 par value, authorized 40,000 shares, issued 818 shares, outstanding 478 shares	478
Additional paid-in-capital	281,882
Retained earnings	609,793
Less 340 shares of common stock in treasury, at cost	(289,710)
	602,443
	$ 745,170

See notes to financial statement.

1 - Organization and Nature of Business

United American Securities, Inc., (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is principally engaged in an investment advisory business, introducing customers to its clearing broker pursuant to a fully disclosed clearing agreement, and to the clearing broker's investment advisor solutions subsidiary which acts as broker of record for the majority of the trades directed by the Company on its customers' behalf. The Company principally conducts business under the name UAS Asset Management.

2 - Summary of Significant Accounting Policies

a. ***Cash and Cash Equivalents*** - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

b. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled.

c. ***Treasury Stock*** - The Company uses the cost method of accounting for treasury stock. At June 30, 2012, the Company held 340 shares of treasury stock.

d. ***Revenue Recognition*** - Investment advisory fees are charged quarterly to customer accounts based on a percentage of the value of the customers' assets managed by the Company. In accordance with the respective agreements between the customer and the Company, investment advisory fees are commonly deducted directly from the customers' accounts. The Company recognizes these fees as revenue when earned. Certain accounts are introduced by independent solicitors pursuant to fully disclosed agreements which require the Company to pay the solicitors a fee based upon investment advisory fees earned.

   Commissions on trades executed on behalf of customers are recorded on a trade date basis and are reported net of clearing and execution charges. It is the Company's policy to pass on the clearing and execution charges to customers without any markups.

e. ***Depreciation and Amortization*** - Furniture, equipment, and leasehold improvements are stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed. Depreciation is calculated using the straight-line or accelerated methods over the estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

f. ***Income Taxes*** - The Company is subject to federal, New York State, and New York City income taxes. Provision for income taxes reported in the financial statements consist of taxes currently due plus deferred taxes related to temporary differences between the bases of certain assets and liabilities for financial and tax reporting. Temporary differences arise primarily from the use of the cash basis method of accounting used for income tax reporting. Determination of current or long-term status of the deferred income tax asset or liability is based upon the underlying nature of the related asset or liability.

Continued

The Company recognizes and measures its unrecognized tax benefits, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Company did not have any material unrecognized tax benefits as of June 30, 2012 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of other expense. As of June 30, 2012, the Company has no accrued interest or penalties related to uncertain tax positions. The earliest tax year that is subject to examination by these taxing authorities is 2008, generally three years from the time they were filed.

g. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - Receivables from Clearing Broker

The clearing and depository operations for customers' securities transactions are provided by a Clearing Broker pursuant to a clearance agreement. At June 30, 2012, the amount due from the Clearing Broker represents cash deposits maintained in various accounts including money market accounts at the Clearing Broker. In addition, at times there may be amounts due from the Clearing Broker related to commission revenue earned, as an introducing broker for the transactions of its customers, net of clearing expenses, and other fees.

Receivables from clearing broker consist of the following:

Clearing deposit	$ 25,000
Cash held in accounts at clearing brokers	3,686
	$ 28,686

4 - Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost, as follows:

Furniture	$ 40,798
Computer equipment	44,724
Computer software	51,418
Leasehold improvements	7,750
	144,690
Less: Accumulated depreciation and amortization	119,960
	$ 24,730

5 - Investment in Associated Partnership

The Company is the managing member of Kitty Hawk Management LLC (the "Associated Partnership"), the general partner of Kitty Hawk Investment Partners, LP (the "Fund"), a related party. The Associated Partnership's ownership percentage in the Fund was 5.3% at June 30, 2012. The Company carries its investment in the Associated Partnership on the equity basis and records its pro rata share of the Associated Partnership's allocated income (loss) of the Fund, which is based on the Fund's portfolio of investments. The Company's ownership percentage in the Associated Partnership was 23.48% at June 30, 2012.

The Company is also the Investment Manager of the Fund and pursuant to a management agreement receives a quarterly investment advisory fee equal to 0.25% (1% per annum) based on the Fund's net asset value as of the end of each quarter.

6 - Subordinated Note Receivable

On August 15, 2011, the Company entered into a subordinated note receivable agreement with Miller Auto Parts & Supply, Inc. (the Borrower), for an amount of $150,000. The Company paid two subordinated loans on behalf of the Borrower; $100,000 and $50,000. The loan is subordinated to the bank and the other senior creditors. In the event the Borrower defaults on the loan, the bank and the other senior creditors would be paid first followed by the Company. The collateral for the loan are the assets of the Borrower and its subsidiaries provided, however, the Company's liens against such assets are subordinated to those of senior lenders. The Company will receive monthly interest payments on the outstanding principal balance at a fixed rate of 15% per annum. Interest is calculated based on a 365-day year. The initial term of the agreement expired December 31, 2011. The agreement was amended and the note was changed to a demand note with a 7% interest rate per annum with the other original agreement terms remaining the same. The calculation of monthly interest payment shall be adjusted upon any payment of principal. As of June 30, 2012, the outstanding note receivable balance was $150,000.

7 - Income Taxes

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

Deferred Tax Assets	
Accrued liabilities and payables	$ 13,308
Net operating loss carryforward	11,533
Contribution carryforward	22,269
Gross deferred tax assets	47,110
Valuation allowance	(11,145)
Total	$ 35,965
Deferred Tax Liabilities	
Accrued income	$ 139,864
Net Deferred Tax Liability	$ 103,899

The Company has net operating loss carryforwards of approximately $57,000 that may be used to offset against future taxable income. If not used, the carryforwards will begin to expire in fiscal years starting June 30, 2029. A valuation allowance is established when it is more likely than not that the deferred tax asset will be realized. As of June 30, 2012, the Company has recorded a $2,304 increase in its deferred tax asset valuation allowance of $11,145 against its available net operating loss carryforwards.

Continued

8 - Commitments and Contingencies

The Company leases its office facility under an operating lease expiring on March 31, 2014. The lease contains escalation clauses for increased real estate taxes, labor, and other costs.

Approximate future minimum annual rent payments under the lease are as follows:

Year Ending June 30,	
2013	$ 138,000
2014	105,000
	$ 243,000

The Company maintains cash balances at a financial institution subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts on deposit exceed the FDIC Insurance limit of $250,000.

The Company has a $10,000 unsecured borrowing facility with a bank to be drawn upon as overdraft protection. This facility bears interest at the bank's current rate for such facilities when used. As of June 30, 2012, there were no outstanding advances drawn under this facility.

9 - 401(k) Profit-Sharing Plan

The Company sponsors a 401(k) profit-sharing plan covering all eligible employees. Contributions are made at the discretion of management.

10 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratios of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2012, the Company had net capital, as defined, of $43,300, which was $38,300 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.07 to 1.

11 - Off-Balance-Sheet Risk

Pursuant to the clearance agreements, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

UNITED AMERICAN SECURITIES, INC.

Independent Auditors' Report on Internal Control
Required By SEC Rule 17A-5(g)(1)
June 30, 2012

RAICH ENDE MALTER & CO. LLP
Certified Public Accountants & Advisors

UNITED AMERICAN SECURITIES, INC.

Independent Auditors' Report on Internal Control
Required By SEC Rule 17A-5(g)(1)
June 30, 2012

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1)

To the Stockholders of
United American Securities, Inc.

In planning and performing our audit of the financial statements of United American Securities, Inc. (the Company), as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Stockholders of
United American Securities, Inc.
Page Two

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
August 28, 2012